 NEWS RELEASE

For Immediate Release
February 2, 2009

Canwest announces changes to senior borrowing facility

WINNIPEG – Canwest Global Communications Corp. (“Canwest” or the “Company”) announced today changes to Canwest Media Inc.’s (“CMI”) $300 million senior credit facility.

Canwest and CMI have reached agreement with the senior lenders to waive certain borrowing conditions and to limit borrowing until February 27, 2009 to $20 million in excess of the approximately $92 million that has already been advanced.  Based upon current cash flow projections, the Company believes that access to the reduced facility will enable it to continue to operate normally through this period.

The waivers follow the Company’s first quarter announcement, that CMI may not be able to comply with its existing quarterly total financial leverage ratio covenants in fiscal 2009. Since that announcement, there has been a further deterioration in the Canadian economy including in the retail sector which has negatively affected some of the Company’s business units beyond what was originally forecast, such that CMI may not be able to comply with its quarterly financial leverage covenants for the second quarter.

The parties will continue to discuss further amendments which, if successful, would reinstate CMI’s access to the full amount of its credit facility following February 27, 2009 and enable CMI to comply with its financial leverage covenants going forward.

Canwest continues to take proactive steps to reduce its operating and capital costs, restructure its operations and improve efficiencies.  It is also reviewing its strategic alternatives and continues to actively pursue opportunities to divest of non-core operations and assets, and collect other amounts that it is owed.

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2008 dated November 24, 2008 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three months ended November 30, 2008. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com